





FTF Energy WeFunder $5M Campaign Lead Investor

KJ You

Feb 17

Greetings,

I just want to take a moment to thank you for investing in Farm to Flame Energy's previous campaign and update you on our progress / trajectory.

Since our last campaign, we have:

1. Signed a $20M Contract with Cocoa Processing Company for a 5MW Combined Heat and Power Plant using their Cocoa husks as fuel.

2. Onboarded over 20 engineers and technicians to the Farm to Flame Energy team for commercialization of our generator.